

05042194

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17873

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Engelman Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Place **440 South LaSalle Street** **Suite 3030**
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Rojek **312-294-7846**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Tilden S. Engelman, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Engelman Securities, Inc. for the year ended December 31, 2004, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

C.E.O. /President

Title



Notary Public


OFFICIAL SEAL
PAULA L. BERG
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-20-2006

Engelman Securities, Inc.
(SEC I.D. No.8-17873)

Statement of Financial Condition as of
December 31, 2004 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH, D.C. 202 SECTION

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Engelman Securities, Inc.:

We have audited the accompanying statement of financial condition of Engelman Securities, Inc. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Engelman Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 9, 2005

ENGELMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In thousands)

ASSETS

Cash and cash equivalents	$ 3,713
Commissions receivable	459
Exchange memberships	68
Intangible assets—net of accumulated amortization of $5,189	5,059
Prepaid expenses	8
TOTAL	$ 9,307

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Payable to clearing broker	$ 70
Accounts payable, accrued and other liabilities	195
Payable to affiliated companies	1,300
Deferred taxes	1,966
Total liabilities	3,531
COMMITMENTS AND CONTINGENCIES (Note 10)	
SHAREHOLDER'S EQUITY:	
Common stock	13
Additional paid-in capital	7,265
Retained earnings	(1,502)
Total shareholder's equity	5,776
TOTAL	$ 9,307

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Engelman Securities, Inc. ("Engelman" or the "Company") is an indirectly, wholly-owned subsidiary of E*TRADE Financial Corporation. The Company is a registered broker-dealer and member of the Chicago Stock Exchange (the "CHX") and the National Stock Exchange ("NSE"). In this capacity, the Company executes principal and agency transactions with other broker-dealers, clearing members of the National Stock Clearing Corporation, and certain institutional customers. The clearing and depository functions are performed on a fully-disclosed basis by another broker-dealer, located in the United States, which is related to Engelman through common ownership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Exchange Memberships—Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects the current market value.

Intangible Asset—The intangible asset represents that part of the purchase price that was allocated to the Company's customer list upon the Company's acquisition by the broker-dealer holding company (the "Parent") in December 2002. The Company is amortizing this asset over seven years.

Income Taxes— The Company's provision for income taxes is calculated using the asset and liability method. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal element of deferred income taxes relates to the amortization of the intangible asset.

Commission Receivable—Fees are charged at various rates and recognized on a trade-date basis at amounts which the Company expects to collect. An allowance for doubtful accounts is established for receivables doubtful of collection.

Stock-Based Compensation— Eligible employees of the Company who have met certain service requirements are able to participate in the Parent's stock-based employee compensation plans, which are described more fully in Note 5. The Parent and the Company account for the plans under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, which encourages expensing options based on application of a fair value methodology. However, SFAS No. 123 allows the intrinsic value recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations to be applied.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payment* (the "Statement"). This Statement supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The most significant change resulting from this Statement is the requirement for public companies to expense employee share-based payments under fair value as originally introduced in SFAS No. 123. This Statement is effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Parent and the Company will adopt this Statement effective July 1, 2005.

4. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and member of the CHX and NSE, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $100 or 6-2/3% of "aggregated indebtedness," as these terms are defined.

At December 31, 2004, the Company had net capital, as defined, of $2,418, which was $2,176 in excess of its required net capital of $242.

5. EMPLOYEE BENEFIT PLANS

Eligible employees of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2004, there were options outstanding to purchase 86,183 shares of the Parent's common stock at exercise prices ranging from $5.08 to $14.35 with a weighted average price of $6.36. During the year ended December 31, 2004, options to purchase 13,411 shares of the Parent's common stock at a weighted average price of $14.35 were granted to Company employees.

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2003	85,400	$ 5.09
Granted	13,411	14.35
Exercised	(5,600)	5.13
Canceled	(7,028)	7.17
Outstanding at December 31, 2004	86,183	$ 6.36

The following table summarizes information on outstanding and exercisable stock options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Option Exercise Price	Number Outstanding	Weighted-Average Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 5.08 - $ 5.08	74,250	8.01	$ 5.08	35,250	$ 5.08
$ 14.35 - $ 14.35	11,933	9.18	14.35	-	
$ 5.08 - $ 14.35	86,183	8.17	$ 6.36	277,684	$ 5.08

As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company applied APB Opinion 25 and related interpretations in accounting for its stock option plan, and accordingly does not record compensation expense on grants to employees.

The fair-value for the year ended December 31, 2004 was calculated using the Black-Scholes option pricing model and the minimum value method with the following assumptions:

Dividend yield	-
Expected volatility	63 %
Risk-free interest rate	3 %
Expected life of option following vesting (in months)	23

Under SFAS No. 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. The computed weighted-average fair value of option grants under SFAS No. 123 was $7.21 in 2004.

6. RELATED-PARTY TRANSACTIONS

The Company reimburses its Parent for certain operating expenses. As of December 31, 2004, the amount payable to the parent for operating expenses was $222.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

8. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a market-maker, at times, requires it to make trades that adversely affect its profitability. In addition, as a market-maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market-makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, stock exchanges periodically amend their rules and may make the rules governing the Company's activities as a market-maker more stringent or may implement other changes, which could adversely affect its trading revenues.

9. INCOME TAXES

The temporary differences and tax carryforwards that created deferred tax assets and deferred tax liabilities at December 31, 2004 are as follows:

Deferred tax assets:	
Reserves and allowances	$ 103
Total deferred tax assets	103
Deferred tax liabilities:	
Acquired intangibles	(1,944)
Contribution carryover	(25)
Other	(100)
Total deferred tax liabilities	(2,069)
Net deferred tax liability	$ (1,966)

10. COMMITMENTS AND CONTINGENCIES

Legal Matters—In the ordinary course of business, the Company is subject to various claims and legal actions. In the opinion of management, the resolution of such matters will not have a material impact on the Company's financial condition and results of operations.

11. SUBSEQUENT EVENT

On January 1, 2005 the assets and liabilities of the Company were merged into E*TRADE Capital Markets – Execution Services, LLC.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

March 9, 2005

Engelman Securities, Inc.
440 South LaSalle Street
Chicago, Illinois 60605

To the Shareholder of Engelman Securities, Inc.:

In planning and performing our audit of the financial statements of Engelman Securities, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated March 9, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP